SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2006

Commission File Number 000-28996

ELBIT MEDICAL IMAGING LTD.
(Translation of Registrant’s Name into English)

2 WEITZMAN STREET, TEL AVIV 64239, ISRAEL
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   X   Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ___   No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.

EXPLANATORY NOTE

Attached are the following exhibits:

99.1
The Company’s Proxy Statement for its Annual General Meeting of Shareholders to be held on December 28, 2006, which the Company will begin distributing to its shareholders on or about November 30, 2006.

99.2	Proxy card to be delivered along with the proxy statement for the Company’s Annual General Meeting of Shareholders to be held on December 28, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            ELBIT MEDICAL IMAGING LTD.
            (Registrant)

Date: November 21, 2006                                By: /s/ Shimon Yitzhaki
                                Name: Shimon Yitzhaki
                                Title:   President

EXHIBIT INDEX

EXHIBIT NO.    DESCRIPTION

99.1
The Company’s Proxy Statement for its Annual General Meeting of Shareholders to be held on December 28, 2006, which the Company will begin distributing to its shareholders on or about November 30, 2006.

99.2	Proxy card to be delivered along with the proxy statement for the Company’s Annual General Meeting of Shareholders to be held on December 28, 2006.